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                                                                    EXHIBIT 99.5

                           OFFER TO PURCHASE FOR CASH
                         ALL OUTSTANDING COMMON SHARES
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                                       OF

                                  MEDEX, INC.

                                       AT

                              $23.50 NET PER SHARE

                                       BY

                                   FCY, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                                 FURON COMPANY
               (A COMPANY ORGANIZED UNDER THE LAWS OF CALIFORNIA)

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    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
         CITY TIME, ON DECEMBER 16, 1996, UNLESS THE OFFER IS EXTENDED
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                                                               November 15, 1996

To Our Clients:

     Enclosed for your consideration is an Offer to Purchase, dated November 15, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") relating to the Offer by FCY, Inc., an Ohio corporation ("Purchaser"), which is a wholly owned subsidiary of Furon Company, a California corporation ("Furon"), to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of Medex, Inc., an Ohio corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued under the Rights Agreement, dated as of October 12, 1996, between the Company and The Huntington National Bank as rights agent, as amended (the "Rights Agreement"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer.

     Holders of Shares whose certificates for such Shares (the "Share Certificates") are not immediately available, or who cannot deliver their Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedures for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in
Section 3 of the Offer to Purchase.

     WE ARE THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish to tender any or all of the Shares held by us for your account pursuant to the terms and conditions set forth in the Offer.

Your attention is directed to the following:

     1. The offer price is $23.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer.

     2. The Offer is being made for all outstanding Shares.

     3. The Board of Directors of the Company has approved the Agreement and Plan of Merger, dated as of November 12, 1996 (the "Merger Agreement"), by and among Purchaser, Furon and the Company, and the transactions contemplated by the Merger Agreement, has determined that each of the Offer and the Merger is fair to and in the best interests of the Company's shareholders and unanimously recommends that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.
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     4. The Offer and withdrawal rights will expire at 12:00 Midnight, New York
City time, on December 16, 1996, unless the Offer is extended.

     5. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares which constitutes at least 3,729,961 Shares, representing 60% of the outstanding Shares at November 12, 1996 (the "Minimum Condition"), (2) the expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 applicable to the purchase of Shares pursuant to the Offer, and (3) either the acquisition of Shares pursuant to the Offer being authorized by the shareholders of the Company pursuant to the Ohio Control Share Acquisition Law or the Purchaser being satisfied, in its sole discretion, that the Ohio Control Share Acquisition Law is invalid or inapplicable to the acquisition of Shares pursuant to the Offer. See Section 14.

     6. Any stock transfer taxes applicable to a sale of Shares to the Purchaser pursuant to the Offer will be borne by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the expiration of the Offer.

     If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the detachable part hereof. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by The Bank of New York (the "Depositary") of (i) the certificates evidencing such Shares (the "Share Certificates") or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 3 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Furon may, in its discretion, take such action as it may deem necessary to make to offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdictions.

     In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Purchaser by Dean Witter Reynolds Inc., or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.